東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2008 MAR 28 A 7:3?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08001527

FILE NO. 082-04750

March 19, 2008

**Asia Pacific**
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

**Europe & Middle East**
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

**North & South America**
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of the 95th Ordinary General Meeting of Shareholders (dated February 7, 2008); and
- Notice of Resolutions of the 95th Ordinary General Meeting of Shareholders (dated February 22, 2008).

PROCESSED
APR 0 1 2008
THOMSON FINANCIAL

Yours truly,

Hitoshi Sumiya

Encl.
cc: Q.P. Corporation
The Bank of New York

dw 3/31

FILE NO. 82-4750

(Excerpt translation)



Security Code of Japan: 2809
February 7, 2008

To the Shareholders:

NOTICE OF THE 95TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 95th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially requested to be present at such meeting.

Since you can exercise your voting rights in writing even if you are not present at the meeting, please review the accompanying information and send us by return mail the enclosed voting form indicating your approval or disapproval, which must be received by the Company no later than 5:45 p.m. on February 21 (Thursday), 2008.

Yours very truly,

Yutaka Suzuki
President and
Representative Director

Q. P. Corporation
4-13, Shibuya 1-chome,
Shibuya-ku, Tokyo

Description

1. Date and hour of meeting:

February 22 (Friday), 2008, at 10:00 a.m.

2. Place of meeting:

Convention Hall, B2, The Prince Park Tower Tokyo
8-1, Shibakoen 4-chome, Minato-ku, Tokyo

3. Objects of the meeting:

Matters to be reported:

1. Report on the business report and consolidated financial statements for the 95th fiscal year (from December 1, 2006 to November 30, 2007) and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors.

2. Report on the financial statements for the 95th fiscal year (from December 1, 2006 to November 30, 2007).

Matters to be resolved:

| | |
|---|---|
| Proposition No. 1: | Amendment to the Articles of Incorporation |
| Proposition No. 2: | Election of 15 Directors |
| Proposition No. 3: | Election of four Statutory Auditors |
| Proposition No. 4: | Granting of allowances to the retiring Directors and Statutory Auditor and payments upon abolition of the policy of retirement allowances to Directors and Statutory Auditors |
| Proposition No. 5: | Payment of bonuses to Directors |
| Proposition No. 6: | Adoption of a defense plan against large purchase actions of the shares of the Company (takeover defense plan) |

- - -

When attending the meeting, please present the enclosed voting form to the receptionist at the meeting.

If any amendment is made to the reference document for the general meeting of shareholders, business report, consolidate financial statements and financial statements, it will be publicized on the website of the Company (http://www.kewpie.co.jp/).

(Attached document)

## BUSINESS REPORT

(December 1, 2006 to November 30, 2007)

1. Matters concerning the situation of the Q.P. Group:

(1) Development and results of business activities:

During the fiscal year under review, the Japanese economy remained in the phase of slow recovery thanks to continued corporate earnings growth. However, consumer income and spending almost leveled off due to the employment conditions and the directions of prices.

Under these circumstances, the Group (comprised of the Company and its consolidated subsidiaries and equity-method companies) has instituted a medium-term management plan for three years commencing December 1, 2006. In response to dwindling birthrate and an aging population fully in progress in Japan, the Group will enhance its capabilities to respond to health needs by utilizing its proprietary technologies, develop products with high added value and focus on expanding growth markets such as those of commercial use and prepared foods.

Net sales increased by ¥11,939 million (2.6%) from the previous year to ¥468,006 million.

As for profits for the fiscal year under review, due to the efforts of the entire Group to reduce costs and improve profitability to offset increases in costs of raw materials and shifts toward growth areas, operating income increased by ¥1,665 million (11.8%) from the previous year to ¥15,824 million. Ordinary income increased by ¥1,574 million (11.0%) from the previous year to ¥15,836 million. Net income increased by ¥1,257 million (20.7%) from the previous year to ¥7,328 million.

The outline of business activities by segment is shown below:

<Food business>

In the food industry, while greater importance has been given to efforts to enhance safety and security and responses to dwindling birthrate and an aging population and higher health consciousness, the industry has been placed under the pressure of higher prices of raw materials.

Under these circumstances, in the food business, the Group has made proposals for making cut vegetables main dishes and made wider use of its unique material hyaluronic acid as materials of foods and pharmaceuticals. Thus, the Group has focused its efforts on developing high value added products by utilizing its proprietary technologies and offering its unique menu proposals in every sector, not to mention the sector of salad condiments.

In relation to purchases of major raw materials, the market of eggs has remained stable, while the market of edible oil has risen sharply due to the soaring grain market principally caused by increasing biofuel demand.

As a result, in the food business, net sales increased by ¥9,260 million (2.5%) from the previous year to ¥375,841 million. Operating income increased by ¥1,008 million (6.1%) from the previous year to ¥17,669 million. Effective in the fiscal year under review, the method of allocation of operating expenses is altered. When applying such method of allocation to the amounts for the previous fiscal year, operating income is computed to have increased by ¥2,898 million (19.6%) from the previous year.

Operating results by product category in the food business are as follows:

(i) Condiments and Processed Foods:

Sales volume of mayonnaise and mayonnaise-type products decreased due to revised prices of the shipments as of June 1, 2007. However, sales of health-appeal products, including "Half" and casual healthcare products ("*Kira-Kira Genki &*" series), as well as high value added dressings and salad-related products, for which the Group has made menu proposals for making salads main dishes, expanded.

Net sales increased by ¥5,036 million (2.9%) from the previous year to ¥177,277 million.

(ii) Health Function Products:

Sales of hyaluronic acid, specifically for use in foods and pharmaceuticals, increased sharply in Japan and exports of hyaluronic acid, specifically for use in dietary supplements, to Europe and the United States also increased. In addition, the Group promoted sales of allergy-conscious baby foods (free of five major allergens) and catalog sales specialized in medical foods (suitable for patients of diabetes and kidney diseases who need meal plans).

Net sales increased by ¥78 million (0.4%) from the previous year to ¥17,495 million.

(iii) Egg Products:

Sales of high valued added products utilizing the Group's proprietary technologies, including functional liquid eggs, such as *excel eggs* (pasteurized liquid eggs with functions similar to those of raw eggs), and products utilizing emulsification and baking technologies (meltingly soft and fluffy texturing technologies), increased favorably.

Net sales increased by ¥2,376 million (2.9%) from the previous year to ¥84,839 million.

(iv) Salads and Prepared Foods:

Sales of health-appeal salads (low-calorie salads using "Half" and salads mixing various vegetables), prepared foods, such as noodle salads, and products with the appeal of menu proposals in the sector of cut vegetables increased favorably. In addition, the Group has build plants for cut vegetables in the Chubu and Chugoku areas to expand selling outlets.

Net sales increased by ¥1,770 million (1.9%) from the previous year to ¥96,228 million.

<Distribution systems business>

In the food physical distribution industry, due to higher fuel costs and price competition among competitors, as well as increased cost to improve distribution qualities and retain drivers, the business conditions have continued to remain difficult.

In these situations, the Group has promoted the business of proposals of asset-style third-party logistics (provision of optimal physical distribution systems to meet respective customers' physical distribution needs) utilizing its nationwide transport and distribution network and the functions of its distribution bases. The Group has also promoted the introduction of systems of supporting warehouse operations and mobile racks that will enhance operation qualities and storage efficiencies. Consequently, while shared distribution, principally for food manufacturers, grew at a sluggish pace, sales of customized logistics solutions, principally for consumer distributors, and Kyuso Suru-Bin (a nationwide small distribution system) increased favorably.

As a result, in the physical distribution system business, net sales increased by ¥2,679 million (3.0%) from the previous year to ¥92,164 million. However, due to a higher fixed overhead rate caused by sluggish growth of shared distribution and increases in operational costs and pallet cost to handle a wide variety of products in small quantities, operating income decreased by ¥1,127 million (34.0%) from the previous year to ¥2,189 million.

(Millions of yen)

| Fiscal year / Item | 94th (December 1, 2005 to November 30, 2006) | 95th (December 1, 2006 to November 30, 2007) | Increase (decrease) from the previous year | Ratio of increase (decrease) from the previous year (%) |
|---|---|---|---|---|
| Food business | 366,581 | 375,841 | 9,260 | 2.5 |
| Condiments and Processed Foods | 172,241 | 177,277 | 5,036 | 2.9 |
| Health Function Products | 17,417 | 17,495 | 78 | 0.4 |
| Egg Products | 82,463 | 84,839 | 2,376 | 2.9 |
| Salads and Prepared Foods | 94,458 | 96,228 | 1,770 | 1.9 |
| Distribution systems business | 89,485 | 92,164 | 2,679 | 3.0 |
| Total | 456,067 | 468,006 | 11,939 | 2.6 |

(Note) As a result of the institution of a medium-term business plan, the categories in the food business have been partially redefined as from the fiscal year under review (please see the business categories on page 7 below). The amounts of net sales for the previous fiscal year have been recalculated in accordance with the new categories.

(2) State of equipment investment:

Equipment investment for the fiscal year under review totaled ¥11,263 million.

Equipment investment in the food business, which accounted for ¥8,906 million, was comprised principally of the acquisition of manufacturing facilities (by Q.P. Corporation).

Equipment investment in the distribution systems business, which accounted for ¥2,234 million, was comprised principally of additions of business establishments (by K.R.S. Corporation).

(3) State of financing:

In the food business, there is nothing to be specially stated.

In the distribution systems business, K.R.S. Corporation has entered into a commitment line agreement with its main financing bank, totaling ¥6 billion, for the purpose of efficient procurement of working capital.

(4) Medium- and long-term business plan and challenges ahead of the Q.P. Group:

The Group has instituted a medium-term business plan for three years from December 1, 2006 to November 30, 2009. The medium-term business plan aims at "reinforcing profitable business constitution and shifting to growth areas" as its fundamental strategy. The Group will exert its combined efforts to pursue the strategy to further enhance its corporate value.

(i) Fundamental strategy of the medium-term business plan:

| Reinforce Profitable Business Constitution | Shift to Growth Areas |
|---|---|
| (1) Reform profit structure and establish healthcare product functions business | (1) Respond to healthcare needs |
| (2) Promote positioning of Q.P. as a technology-oriented company | (2) Strengthen business development in service market |
| (3) Reduce overall costs as a Group | (3) Promote expansion in overseas markets |

(ii) Strategy by business category to attain the targets

| Business category | Business strategy |
| --- | --- |
| Condiments and Processed Foods<br>(category integrating the previous "mayonnaise and dressing products" and "fruit processing and cooked foods" categories) | Respond to healthcare needs and accelerate shift to food service market:<br>i) Upgrade and expand products responding to healthcare needs<br>ii) Strengthen business development in food service market<br>iii) Expand overall condiments for salads |
| Health Functions Products<br>(category integrating the previous "health care" category and fine chemical (which was previously included in the "egg" category)) | Provide healthcare products based on our proprietary technologies and scientific reasoning to customers in Japan and overseas:<br>i) Expand sales channels:<br>・Full-fledged implementation of mail-order services dedicated to healthcare foods for home care<br>・Starting export business to Asian markets<br>・Expand exports to the U.S. and Europe<br>ii) Reinforce product capabilities:<br>・Expand business of foods for nephropathy and diabetes patients<br>・Expand high-functional hyaluronic acid and plant sterol compounds<br>・Put priority on "attentive to allergies" with baby foods |
| Egg Products<br>(Fine chemical has been moved to the "health functions" category) | Expand sales channels and enrich product capabilities based on reinforced standing:<br>i) Expand sales channels<br>ii) Accelerate differentiation through technologies<br>iii) Endeavor to meet healthcare needs |
| Salad and Prepared Foods<br>(renamed from the previous "vegetable and salad" category) | Expand profit through strengthened proposal capabilities and rationalization:<br>i) Strengthen recipe and presentation development ability<br>ii) Promote responding to healthcare needs<br>iii) Endeavor into new domains<br>iv) Promote improvement in productivity |
| Distribution Systems | Expand sales and profits through improved functions and quality:<br>i) Expand functions and quality<br>ii) Promote low-cost operations<br>iii) Develop business information system for coordinating delivery requirements and vacant vehicles<br>iv) Enter new areas |

(5) Assets and income (loss) for the most recent fiscal years:

| Item \ Fiscal year | 92nd (December 1, 2003 to November 30, 2004) | 93rd (December 1, 2004 to November 30, 2005) | 94th (December 1, 2005 to November 30, 2006) | 95th (December 1, 2006 to November 30, 2007) |
|---|---|---|---|---|
| Net sales (millions of yen) | 423,727 | 455,007 | 456,067 | 486,006 |
| Ordinary income (millions of yen) | 15,507 | 12,829 | 14,262 | 15,836 |
| Net income (millions of yen) | 7,006 | 5,465 | 6,071 | 7,328 |
| Net income per share (yen) | 45.18 | 35.25 | 39.66 | 47.96 |
| Total assets (millions of yen) | 262,122 | 265,724 | 290,186 | 292,823 |
| Net assets (millions of yen) | 126,768 | 132,412 | 156,217 | 161,140 |
| Net assets per share (yen) | 827.17 | 865.32 | 896.69 | 925.46 |

(Note) Effective in the 94th fiscal year, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Corporate Accounting Standard No. 5 (December 9, 2005, the Accounting Standards Board of Japan (ASBJ))) and the "Implementation Guidance on the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Implementation Guidance No. 8 (December 9, 2005)) are applicable.

(6) Important parent company and subsidiaries

1) Relationship with parent company

Not applicable

2) Important subsidiaries:

| Company name | Capitalization | Ratio of voting rights of the Company | Description of business |
|---|---|---|---|
| Deria Foods Co., Ltd. | ¥50 million | 100.0% | Manufacture and sale of salads, delicatessen items, etc. |
| Kewpie Jyozo Co., Ltd. | ¥450 million | 88.0% | Manufacture and sale of vinegar, etc. |
| Q.P. Egg Corporation | ¥350 million | 88.0% | Manufacture and sale of liquid eggs, frozen eggs, boiled eggs, etc. |
| Kanae Foods Co., Ltd. | ¥50 million | 88.0% | Manufacture and sale of processed egg products, such as egg spread, *atsuyaki-tamago* and *kinshi-tamago* |
| Zenno Q.P. Egg Station Co., Ltd. | ¥105 million | 51.4% | Manufacture and sale of dried eggs, liquid eggs, etc. |
| Co-op Food Products Co., Ltd. | ¥250 million | 51.0% | Manufacture and sale of bottled products, canned products, *retort* pouch foods, etc. |
| K.R.S. Corporation | ¥4,063 million | 44.8% (5.8) | Transportation and storage of foods |
| KIFUKI U.S.A. CO., INC. | US$7.1 | 100.0% | Holding shares of and general control over affiliated companies in the United States |

(Note) The ratios of voting rights are calculated on the basis of both direct and indirect ownerships. The ratio of voting rights shown in the parentheses represents those of the Company's closely related parties and those who have granted consent, which is not included in the relevant ratio of voting rights calculated on the basis of both direct and indirect ownerships.

(7) Description of main businesses (as of November 30, 2007):

| Business Segment | Category | Principal products or services |
|---|---|---|
| Food Business | Condiments and Processed Foods | Mayonnaise, dressings, vinegar, jam, pasta sauce, *okayu*, sweet corn and others |
| | Health Function Products | Baby foods, health foods, foods for the sick and aged, fine chemical products (hyaluronic acid, etc.) and others |
| | Egg Products | Liquid eggs, frozen eggs, dried eggs, egg spread, *atsuyaki-tamago*, *kinshi-tamago* and others |
| | Salads and Prepared Foods | Fresh salads, long-life salads, cut vegetables, frozen vegetables, delicatessen items, fried foods and others |
| Distribution systems business | | Transportation and storage of foods, and others |

(8) Principal places of business (as of November 30, 2007):

1) Places of business of the Company:

Head office: Shibuya-ku, Tokyo

Branch offices: Sapporo, Sendai, Kanto (Tokyo), Tokyo, Yokohama, Nagoya, Osaka, Takamatsu, Hiroshima and Fukuoka.

Sales offices: Aomori, Akita, Morioka, Yamagata, Koriyama, Utsunomiya, Mito, Maebashi, Niigata, Matsumoto, Higashi-Tokyo (Chiba Prefecture), Nishi-Tokyo (Tokyo), Saitama, Shizuoka, Kanazawa, Kyoto, Kobe, Matsuyama, Kochi, Okayama, Minami-Kyushu (Kagoshima Prefecture) and Naha.

Plants: Hashikami (Aomori Prefecture), Goka (Ibaraki Prefecture), Senkawa (Tokyo), Nakagawara (Tokyo), Fujiyoshida (Yamanashi Prefecture), Koromo (Aichi Prefecture), Itami (Hyogo Prefecture), Izumi-Sano (Osaka Prefecture) and Tosu (Saga Prefecture).

2) Places of business of main subsidiaries:

| Company name | Location of head office | Place of business |
|---|---|---|
| Deria Foods Co., Ltd. | Fuchu-shi, Tokyo | Head office, one business division, 6 branches |
| Kewpie Jyozo Co., Ltd. | Fuchu-shi, Tokyo | Head office, 9 sales offices, 3 plants |
| Q.P. Egg Corporation | Chofu-shi, Tokyo | Head office, 16 sales offices, 17 plants, 2 business offices |
| Kanae Foods Co., Ltd. | Fuchu-shi, Tokyo | Head office, 9 plants |
| Zenno Q.P. Egg Station Co., Ltd. | Goka-cho, Ibaraki | Head office, 5 plants |
| Co-op Food Products Co., Ltd. | Shibuya-ku, Tokyo | Head office, 2 plants |
| K.R.S. Corporation | Chofu-shi, Tokyo | Head office, 12 business departments, 64 sales offices, 9 representative offices |

(9) State of employees (as of November 30, 2007):

1) State of employees of the Q.P. Group:

| Business segment | Number of employees (persons) | Increase/decrease as compared with the end of previous year (persons) |
|---|---|---|
| Food business | 6,708 | - 40 |
| Distribution systems business | 2,177 | 120 |
| Total | 8,885 | 80 |

(Notes) 1. The number of employees represents full time jobs (such number excludes employees of the Group seconded to any non-group company but includes employees of any non-group company seconded to the Group and employees on a short-term contract).

2. Additionally, the Group had 8,642 temporary employees (Food business: 7,788, distribution systems business: 854) on average during the year.

2) State of employees of the Company:

| Classification | Number of employees (persons) | Increase/decrease as compared with the end of previous year (persons) | Average age (years) | Average length of service (years) |
|---|---|---|---|---|
| Male | 1,446 | 6 | 40.6 | 15.1 |
| Female | 1,072 | 37 | 29.2 | 6.0 |
| Total or average | 2,518 | 43 | 35.8 | 11.3 |

(Notes) 1. The number of employees represents full time jobs (such number excludes employees of the Company seconded to any other company but includes employees of any other company seconded to the Company and employees on a short-term contract).

2. Additionally, the Company had 888 (male: 260; female: 628) temporary employees (part-timers, just-in-time employees and seasonal employees) on average during the year.

(10) Principal lenders and amount of loans (as of November 30, 2007):

| Name of lender | Amount of loans (millions of yen) |
|---|---|
| Sumitomo Mitsui Banking Corporation | 8,210 |
| Mizuho Corporate Bank, Ltd. | 4,750 |
| The Bank of Tokyo-Mitsubishi UFJ, Ltd. | 3,200 |
| The Norinchukin Bank | 868 |

2. Matters concerning shares of the Company (as of November 30, 2007):

(1) Total number of issuable shares: 500,000,000 shares

(2) Total number of outstanding shares: 155,464,515 shares

(3) Number of shareholders: 89,877 persons
(Down 8,319 persons from November 30, 2006)

(4) State of leading shareholders:

| Name of shareholder | Equity participation in the Company | |
|---|---|---|
| | Number of shares held (thousand shares) | Ratio of voting rights (%) |
| Nakashimato Co., Ltd. | 26,371 | 17.2 |
| Toka Co., Ltd. | 4,872 | 3.1 |
| Mizuho Trust & Banking Co., Ltd., Employee Retirement Benefit Trust Account for Mizuho Bank, Ltd., Trust for Asset Management Service for Trustee of Sub-Trust | 4,585 | 3.0 |
| Kieikai Research Foundation | 4,251 | 2.7 |
| The National Mutual Insurance Federation of Agricultural Cooperatives | 4,004 | 2.6 |
| The Master Trust Bank of Japan, Ltd. (Trust account) | 3,800 | 2.4 |
| Sumitomo Mitsui Banking Corporation | 3,208 | 2.1 |
| Japan Trustee Service Bank, Ltd. (Trust account) | 3,142 | 2.0 |
| Nippon Life Insurance Company | 3,132 | 2.0 |
| Dai-ichi Mutual Life Insurance Company | 3,012 | 1.9 |

(Note) 4,585,000 shares held by Mizuho Trust & Banking Co., Ltd., Employee Retirement Benefit Trust Account for Mizuho Bank, Ltd., Trust for Asset Management Service for Trustee of Sub-Trust were those of the Company held by Mizuho Bank, Ltd. contributed to its employee retirement benefit trust.

3. Officers of the Company:

(1) Directors and Statutory Auditors (as of November 30, 2007):

| | |
|---|---|
| President and Representative Director: | Yutaka Suzuki |
| Senior Managing Director: | Shizuo Hatanaka |
| Senior Managing Director: | Toshimasa Tatebe |
| Managing Director: | Amane Nakashima |
| Managing Director: | Hidenobu Yamagami |
| Managing Director: | Katsuhiko Sasaki |
| Managing Director: | Akio Okumura |
| Director: | Ietoki Shima |
| Director: | Mineo Hasegawa |
| Director: | Mitsugu Endo |
| Director: | Minesaburo Miyake |
| Director: | Hidefumi Tachibana |
| Director: | Mitsugu Ozawa |
| Director: | Kuniaki Ishikawa |
| Statutory Auditor (Full-time): | Osamu Muranaka |
| Statutory Auditor (Full-time): | Yasuo Hiraguri |
| Statutory Auditor: | Shunichiro Ishiguro |
| Statutory Auditor: | Ichiro Sakai |

(Notes) 1. At the close of the 94th Ordinary General Meeting of Shareholders held on February 23, 2007, Mr. Mitsugu Ozawa newly assumed the office of Director. Additionally, as of February 23, 2007, Managing Directors Messrs. Shizuo Hatanaka and Toshimasa Tatebe assumed the office of Senior Managing Directors, and Directors Messrs. Hidenobu Yamagami, Katsuhiko Sasaki and Akio Okumura assumed the office of Managing Directors, respectively.

2. At the close of the 94th Ordinary General Meeting of Shareholders held on February 23, 2007, Mr. Kazuo Kawakami resigned from the office of Statutory Auditor.

3. Statutory Auditors Messrs. Shunichiro Ishiguro and Ichiro Sakai are outside statutory auditors as provided for in Article 2, item 16 of the Corporation Law of Japan.

4. Full-time Statutory Auditor Mr. Osamu Muranaka, who has built up his experience as an officer responsible for the accounting of the Company, has considerable knowledge of financing and accounting.
   Statutory Auditor Mr. Shunichiro Ishiguro, who has built up his experience as an officer responsible for the accounting of Nakashimato Co., Ltd., has considerable knowledge of financing and accounting.
   Statutory Auditor Mr. Ichiro Sakai has considerable knowledge of legal affairs and financing as an attorney at law.

(2) Amount of remuneration, etc. of Directors and Statutory Auditors:

| Classification | Directors | | Statutory Auditors | |
|---|---|---|---|---|
| | Number | Amount of payment (millions of yen) | Number | Amount of payment (millions of yen) |
| Remuneration pursuant to the resolution of the General Meeting of Shareholders (Outside Statutory Auditors) | 14 | 204 | 4 (2) | 50 (13) |
| Bonuses for officers for the fiscal year under review | 13 | 40 | - | - |
| Total | - | 244 | - | 50 |

(Notes)
1. The maximum amount of remuneration of Directors was determined to be ¥35 million (excluding the portions of salaries and wages of employees concurrently serving as Directors) per month by resolution of the 82nd Ordinary General Meeting of Shareholders held on February 24, 1995.
2. The maximum amount of remuneration of Statutory Auditors was determined to be ¥8 million per month by resolution of the 81st Ordinary General Meeting of Shareholders held on February 25, 1994.
3. The amount of the above-listed bonuses for officers for the fiscal year under review is expected to be paid subject to the approval of Proposition No. 5 "Payment of bonuses to Directors" at this Ordinary General Meeting of Shareholders.
4. In addition, the amount of the portions of salaries and wages (including bonuses) of employees concurrently serving as Directors was ¥81 million.
5. In addition, upon the approval of Proposition No. 4 "Granting of allowances to the retiring Directors and Statutory Auditor and payments upon abolition of the policy of retirement allowances to Directors and Statutory Auditors" at this Ordinary General Meeting of Shareholders, the aggregate amount of ¥621 million will be paid to 14 Directors in office as of November 30, 2007 and the aggregate amount of ¥86 million (including ¥11 million to two outside Statutory Auditors) will be paid to four Statutory Auditors in office as of November 30, 2007.
6. In addition, the aggregate amount of ¥38 million was paid to the retired Statutory Auditor as retirement allowances in accordance with the resolution adopted at the 94th Ordinary General Meeting of Shareholders held on February 23, 2007.

(3) Matters concerning outside officers:

1) State of important concurrent offices (such as executive officers or outside officers of other companies)

| Classification | Name | Company name/concurrent office |
|---|---|---|
| Outside Statutory Auditor | Shunichiro Ishiguro | Nakashimato Co., Ltd., Director (Note) |
| Outside Statutory Auditor | Ichiro Sakai | Toray Industries, Inc., Outside Statutory Auditor<br>Mazda Motor Corporation, Outside Statutory Auditor |

(Note) The Company has business relations with Nakashimato Co., Ltd., including sale and purchase of products.

2) Major activities during the fiscal year under review:

| Classification | Name | Major activities |
|---|---|---|
| Outside Statutory Auditor | Shunichiro Ishiguro | Mr. Ishiguro attended all of the 14 meetings of the Board of Directors held during the fiscal year under review and all of the 15 meetings of the Board of Statutory Auditors held during the fiscal year under review. He also visited the principal places of business to ensure the objectivity and neutrality of his management supervision functions and offered advice and opinions on management in general, principally from the perspective of a representative of the shareholders. |
| Outside Statutory Auditor | Ichiro Sakai | Mr. Sakai attended 13 of the 14 meetings of the Board of Directors held during the fiscal year under review and all of the 15 meetings of the Board of Statutory Auditors held during the fiscal year under review. He also visited the principal places of business to ensure the objectivity and neutrality of his management supervision functions and offered advice and opinions on management in general, principally from the professional perspective of an attorney at law. |

3) Summary of the agreements to limit liabilities

The Company and each of the two outside Statutory Auditors have entered into an agreement to limit his liabilities for damages pursuant to Article 427, paragraph 1 of the Corporation Law of Japan and Article 39 of the Articles of Incorporation of the Company. The maximum amount of the liabilities for damages under the agreement is as provided for in each item of paragraph 1 of Article 425 of the Corporation Law.

4. Account auditors:

(1) Name: Ernst & Young ShinNihon

(2) Amount of remuneration, etc.:

| | |
|---|---|
| Amount of remuneration, etc. payable for the fiscal year under review: | ¥57 million |
| Total amount of money and other proprietary benefits payable to the account auditors by the Company and its consolidated subsidiaries: | ¥57 million |

(3) Among the important subsidiaries of the Company, K.R.S. Corporation is subject to statutory audits (pursuant to the provisions of the Corporation Law and the Financial Instruments and Exchange Law of Japan) by the audit firm other than the account auditors of the Company.

(Notes) 1. The amount of auditing remuneration, etc. of account auditors under the Corporation Law of Japan and the amount of auditing remuneration, etc. under the Securities and Exchange Law of Japan are not specifically separated in the audit contracts between the Company and Ernst & Young ShinNihon and cannot be separated practically. Hence, the aggregate of the amounts are set forth in item (2) above.
2. The Board of Statutory Auditors has agreed to the amount of remuneration, etc.
3. The amounts include no consumption taxes, etc.

(4) Content of services of the account auditors to the Company other than auditing that involve remuneration:

The Company has retained, and paid remuneration to, the account auditors for advisory services on the establishment, operation and evaluation of the systems for internal control over financial reporting, which services (non-auditing services) are not covered by Article 2, paragraph 1 of the Certified Public Accountant Law of Japan.

(5) Policy on determination of dismissal and non-reappointment of the account auditors:

In the event that it is considered difficult for the account auditors to perform their duties properly, the Board of Directors of the Company shall, upon consent or by request from the Board of Statutory Auditors, submit to the General Meeting of Shareholders a proposition to dismiss or not to reappoint the account auditors, in principle.

In addition, in the event that the account auditors are found to fall under any item of paragraph 1 of Article 340 of the Corporation Law of Japan, the Company shall dismiss the account auditors upon unanimous consent by the Statutory Auditors. In that event, the Statutory Auditor appointed by the Board of Statutory Auditors shall report the fact of the dismissal of the account auditors and the reasons therefor at the first General Meeting of Shareholders to be convened after the dismissal.

5. Systems to secure the properness of business activities:

The Company has adopted a resolution with regard to its fundamental policy on the establishment of internal control systems, as described below:

(1) General introduction

The resolution provides for the fundamental policy of the Company on its internal control systems as adopted by its Board of Directors pursuant to Article 362, paragraph 5 of the Corporation Law of Japan, as well as an outline for the provisions required for establishing such systems as stipulated in Article 100 of the Regulations for the Enforcement of the Corporation Law of Japan.

The internal control systems pursuant to the resolution are contemplated to be implemented swiftly and improved by periodic and timely reviews, whereby establishing efficient and lawful corporate systems.

(2) Systems to secure the execution by the Directors of their duties to comply with laws or ordinances and the Articles of Incorporation

(i) The Company has advocated the following motto and precepts as its sprit of foundation and cultivated its corporate culture through its continued efforts to educate its officers and employees about the spirit and develop awareness thereof among them for years. The Directors must pay serious attention to the corporate culture in making management decisions.

| | |
|---|---|
| The Company's motto: | Share the joy of endeavors. |
| The Company's precepts: | Value moral;<br>Endeavor to innovate; and<br>Respect your parents. |

(ii) The Company has stipulated compliance rules so that its Directors and employees can act in compliance with laws or ordinances, the Articles of Incorporation and the spirit of foundation and management philosophy of the Company. The Company also has stipulated and publicized a code of ethics and conduct for the Group, with which its Directors shall be obligated to comply.

(3) Systems concerning storage and management of information on the execution by the Directors of their duties

(i) Pursuant to the document management rules, corporate information handling rules, basic personal information protection rules and respective management manuals relating thereto, the Director in charge of the Administration Division shall properly store and manage (and destroy) documents concerning the execution by the Directors of their duties and other information, written or

electronic. The situations of management shall be verified and such rules and manuals shall be revised, whenever necessary.

(ii) The Directors and Statutory Auditors shall have access to such information, written or electronic, at all times.

(4) Regulations concerning management of exposure to the risk of loss and other systems

(i) In accordance with the risk management regulations of the Company, individual risks shall be continuously monitored by its relevant divisions and with regard to risks to the Company as a whole, information shall be collected unilaterally by the Risk Management Committee chaired by the Representative Director, which shall generally manage such risks, including the evaluation and prioritization thereof.

(ii) The Auditing Office shall, in cooperation with self-audit staff in charge of qualities, environments, safety, etc., audit the situations of daily risk management by each division and department and periodically report to the Risk Management Committee, the Board of Directors and the Board of Statutory Auditors matters concerning risk management, as well as the current status of development of the risk management systems of the Company.

(iii) In accordance with the risk management regulations, the Company shall prepare risk management manuals and establish systems to convey information quickly and properly and take swift action in case of an emergency, by assuming and categorizing specific risks in advance.

(5) Systems to secure efficient execution by the Directors of their duties

(i) The Company will set up a company-wide target to be shared by the Directors and employees and get it across among them and also formulate an optimal system to achieve the business target and the President and Representative Director shall appoint personnel responsible for each business sector in accordance with resolutions of the Board of Directors. By delegating authorities to such personnel, the Company will pursue efficient and swift execution of business.

(ii) With regard to execution of business in accordance with the resolutions of the Board of Directors, the scope of responsibilities of Directors and personnel and procedures for making final decisions shall be established in a schedule of procedures for making final decisions and filing reports.

(iii) Specific measures to promote management activities shall, in accordance with the fundamental policy on execution of business determined by the Board of Directors, be left to discussions on ordinary and extraordinary bases by the Management Council, an advisory organ to the President and Representative Director, to ensure decision-making and expedient execution of business.

(6) Systems to secure the execution by the employees of their duties to comply with laws or ordinances and the Articles of Incorporation

(i) The Company will establish provisions for compliance systems and set up a code of conduct so that all officers and employees can act in compliance with laws or ordinances and the Articles of Incorporation, as well as the Company's motto and precepts. In addition, to ensure their strict compliance, the Company will appoint an officer responsible for compliance to preside over the Compliance Committee. Thus, the Company will exert its efforts to improve its company-wide compliance systems and grasp any problems involved therein and make the committee, among others, set up compliance manuals and train employees. These activities shall be reported periodically by the officer responsible for compliance to the Board of Directors and the Board of Statutory Auditors.

(ii) As a whistle blower system under the control of the Compliance Committee to protect whistle blowers, the Company will set up a "helpline" with independent attorneys and third-party institutions as information recipients. Whenever the Compliance Committee receives a report or notice from the information recipients, it shall investigate the same. If any violation is found, it shall, upon consultation with the relevant division, decide on a preventive measure and disclose the same, as well as the result of punishment, within the Company and implement such preventive measure company-wide.

(7) Systems to secure the properness of business activities of the corporate group comprising the Company and its parent company and subsidiaries

(i) To secure the properness of business activities of the group companies, the Company will institute a management creed of the Group "We aim to be a most trusted and loved food manufacturing group by each of our customers." as its goal, and set up a common code of ethics and conduct for the Group and share consolidated management targets and business management policies as a corporate group through the Group Management Promotion Council. With regard to execution of business, business of the subsidiaries shall be managed in accordance with a "group schedule of procedures for making final decisions".

(ii) Each subsidiary of the Company shall file with the Directors of the Company a report on operating results and managerial risks on a monthly basis. In addition, any director of a subsidiary appointed by the Company who has attended a meeting of the board of directors of such subsidiary shall file a report on the situations of discussions thereat and managerial problems with the officers and employees designated by the President and Representative Director of the Company.

(iii) The Risk Management Committee of the Company shall include representatives of its subsidiaries as its members and manage risks of the subsidiaries. The Company's Compliance Committee, internal-audit divisions and helpline shall also cover the subsidiaries.

(iv) The Company and its subsidiaries, as members of society, shall enter into no connection with any antisocial force that poses any threat to the social order and safety, and definitely reject any undue demand.

(v) To establish systems to secure the properness of financial reporting, the Group shall stipulate relevant rules and regulations and give education and awareness for the compliance with accounting standards and other relevant laws or ordinances to enhance internal control over financial reporting. In addition, the relevant departments and divisions and the statutory auditors of the group companies shall cooperate with each other to establish a scheme to periodically evaluate the developments of the improvement and operation of the systems thereof and improve them.

(vi) With K.R.S. Corporation, a subsidiary of the Company, the Company shall share consolidated management targets and closely exchange information on risk management and compliance. Simultaneously, as the subsidiary is a company listed on the first section of Tokyo Stock Exchange and belong to the different industry from the Company, it shall institute a system of its own to secure the properness of business activities.

(8) Matters concerning the assignment of employees to assist the Statutory Auditors to execute their duties

The Auditing Office shall conduct internal audits of such matters as requested by the Statutory Auditors upon consultation with the Board of Statutory Auditors and file a report on the results thereof with the Board of Statutory Auditors. In addition, in the event that the Board of Statutory Auditors requests the Company to assign its employees to assist the Statutory Auditors to execute their duties, the Company shall accommodate such request promptly.

(9) Matters concerning the independence from the Directors of employees to assist the Statutory Auditors to execute their duties

Any employee in the Auditing Office who is requested by the Statutory Auditors to conduct required internal audits shall not be instructed or ordered with regard to such internal audits by any Director other than the Director in charge of the Audit Office. In the event that the Board of Statutory Auditors requests the Company to appoint an employee to assist them to execute their duties, such any employee shall not be instructed or ordered by any Director to remain independent.

(10) System for reports by Directors and employees to the Statutory Auditors and other systems for reporting to the Statutory Auditors

(i) The Directors and employees shall, in accordance as provided for by the Board of Statutory Auditors, give necessary reports upon request from each Statutory Auditor.

(ii) The matters to be reported under item (i) above principally include:

- Details of propositions to be submitted to the General Meeting of Shareholders for resolution;
- State of activities of divisions responsible for establishing internal control systems of the Company;
- State of activities of the statutory auditors, auditing offices and self-audit staff of the subsidiaries and affiliated companies of the Company;
- Important accounting policies and accounting standards of the Company and amendment thereto;
- Details of publications of operating results and forecasts thereof and the details of important disclosure documents; and
- Management of the whistle blower system and the details of notices.

(11) Other systems to assure effective audits by the Statutory Auditors

(i) The Board of Statutory Auditors shall have opportunities to have talks with the executive Directors and important employees and also have opportunities to exchange opinions with the President and Representative Director and the Account Auditors, respectively, on a regular basis.

(ii) The Risk Management Committee, Compliance Committee and other committees involved in internal control, the Auditing Office and self-audit staff shall give their fullest attention to the opinions of each Statutory Auditor on assuring the effectiveness of audits by the Statutory Auditors.

6. Policy on determination of the distribution of retained earnings, etc.:

It is the Company's important management policy to distribute profits to its shareholders adequately and the Company has continued paying dividends on a consistent basis, while conducting stock splits and the cancellation of shares of treasury stock on a timely basis.

With regard to the distribution of profits to its shareholders, the Company has given top priority to cash dividends and intends to increase dividends steadily on a long-term basis while making it a principle to maintain the consistent payment of dividends.

The Company shall determine cash dividends based on the rate of dividends on equity (DOE) while taking into consideration the dividend payout ratio and future funding requirements. The Company shall maintain a DOE of no less than 1.5% and a dividend payout ratio of no less than 25% (both on a consolidated basis), in principle.

The Company has exerted its efforts to increase the internal reserve to strengthen its financial position and prepare for future business developments. The Company intends to make use of the internal reserve as capital for investments in plant and equipment and research and development from medium- and long-term perspectives, as well as cost-cutting improvements to enhance competitiveness, among others.

Management proposes to pay a year-end dividend of ¥7 per share for the fiscal year under review. The Company paid an interim dividend of ¥7 per share in August 2007. As a result, the annual dividend will amount to ¥14 per share.

Thus, the DOE and dividend payout ratio will be 1.5% and 29.2%, respectively.

7. Fundamental policy on control of stock company:

I. Fundamental policy on what the person(s) should be like to control the determination of the financial and business policy of the Company

The Company, at the meeting of its Board of Directors held on January 11, 2008, adopted a "fundamental policy on what the person(s) should be like to control the determination of the financial and business policy of the Company" (the "Fundamental Policy").

II. Special measures to facilitate the implementation of the Company's Fundamental Policy

1. Special measures to facilitate the implementation of the Company's Fundamental Policy

   As measures to facilitate the enhancement of the corporate value of the Company and the common interests of its shareholders, which may enable many investors to continue investments in the Company on a long-term basis, the Company has instituted the Group's medium-term business plans and upgraded corporate governance.

2. Judgment of the Board of Directors of the Company on the measures mentioned in paragraph II. 1 above and the reasons therefor

   The measures mentioned in paragraph II. 1 above are intended to enhance the

corporate value of the Group and the common interests of its shareholders and consequently, reduce the risk of the emergence of a large purchaser that may materially injure the corporate value of the Company and the common interests of its shareholders. Hence, the Board of Directors believes that the measures comply with the Fundamental Policy. In addition, the Board of Directors believes that the measures, which are intended to enhance the value of the Group, apparently do not injure the common interests of the shareholders of the Company or are not contemplated to maintain the position of the officers of the Company.

III. Measures to prevent the determination of the financial and business policy of the Company from being controlled by any inadequate person in consideration of the Fundamental Policy (a defense plan against large purchase actions of the shares of the Company (takeover defense plan))

1. Measures by a defense plan against large purchase actions of the shares of the Company (takeover defense plan)

The Company, at the meeting of its Board of Directors held on January 11, 2008, resolved to institute Large Purchase Rules and adopt a Defense Plan, as measures to prevent the determination of the financial and business policy of the Company from being controlled by any inadequate person in consideration of the Fundamental Policy, subject to the approval thereof at this General Meeting of Shareholders. The Large Purchase Rules cover (i) a purchase of shares and other securities of the Company to make the ratio of voting rights of any specified shareholder group 20% or more, or (ii) a purchase of shares and other securities of the Company resulting in making the ratio of voting rights of any specified shareholder group 20% or more (whether by market trading, by TOB or otherwise, excepting any purchase agreed to by the Board of Directors in advance) and the Defense Plan shall be implemented according to whether or not the Large Purchaser complies with the Large Purchase Rules, as the case may be.

2. Judgment of the Board of Directors of the Company on the measures mentioned in paragraph III. 1 above and the reasons therefor

The Board of Directors believes that the measures mentioned in paragraph III. 1 above comply with the Fundamental Policy and that the measures do not injure the common interests of the shareholders of the Company or are not contemplated to maintain the position of the officers of the Company.

---

(Note) All amounts, the number of shares and ratios of voting rights described in this business report are stated by discarding any fraction of their respective units thereof.

# CONSOLIDATED BALANCE SHEET
(As of November 30, 2007)

| | (millions of yen) |
|---|---|
| **ASSETS:** | |
| **Current assets:** | 124,321 |
| Cash and deposits | 26,603 |
| Trade notes and accounts receivable | 70,120 |
| Securities | 5,000 |
| Inventories | 16,971 |
| Deferred tax assets | 1,768 |
| Other current assets | 4,376 |
| Allowance for doubtful accounts | (518) |
| **Fixed assets:** | **168,379** |
| **Tangible fixed assets:** | **119,270** |
| Buildings and structures | 118,674 |
| Machinery, equipment and transportation equipment | 119,656 |
| Land | 40,243 |
| Construction in progress | 1,856 |
| Other tangible fixed assets | 8,198 |
| Accumulated depreciation | (169,359) |
| **Intangible fixed assets:** | **2,473** |
| Software | 2,064 |
| Other intangible fixed assets | 408 |
| **Investments and other assets:** | **46,635** |
| Investment securities | 21,987 |
| Deferred tax assets | 489 |
| Other investments and other assets | 24,345 |
| Allowance for doubtful accounts | (186) |
| **Deferred assets** | **122** |
| Business commencement cost | 122 |
| TOTAL ASSETS: | **292,823** |

**LIABILITIES:**

| | |
|---|---|
| **Current liabilities:** | **90,646** |
| Trade notes and accounts payable | 38,804 |
| Short-term borrowings | 14,979 |
| Accounts payable - other | 22,630 |
| Accrued income taxes | 4,019 |
| Deferred tax liabilities | 5 |
| Reserve for sales rebates | 1,314 |
| Reserve for bonuses | 824 |
| Reserve for officers' bonuses | 60 |
| Other current liabilities | 8,007 |
| **Long-term liabilities:** | **41,036** |
| Bonds | 10,500 |
| Long-term borrowings | 17,695 |
| Deferred tax liabilities | 7,732 |
| Reserve for employee retirement benefits | 2,296 |
| Reserve for officers' retirement allowances | 852 |
| Other long-term liabilities | 1,959 |
| **TOTAL LIABILITIES:** | **131,683** |
| **NET ASSETS** | |
| **Shareholders' equity:** | **139,667** |
| **Capital stock** | **24,104** |
| **Capital surplus** | **29,432** |
| **Earned surplus** | **88,786** |
| **Treasury stock** | **(2,655)** |
| **Revaluation and exchange differences, etc.:** | **1,731** |
| **Revaluation difference of other securities, etc.** | **3,416** |
| **Deferred hedge income (loss)** | **105** |
| **Foreign exchange translation adjustment** | **(1,790)** |
| **Minority interests** | **19,741** |
| **TOTAL NET ASSETS:** | **161,140** |
| **TOTAL LIABILITIES AND NET ASSETS:** | **292,823** |

(Note) Figures are stated by discarding fractions of one million yen.

# CONSOLIDATED STATEMENT OF INCOME

(From December 1, 2006 to November 30, 2007)

(millions of yen)

| | |
|---|---|
| Net sales | 468,006 |
| Cost of sales | 356,299 |
| **Gross profit** | **111,707** |
| Selling, general and administrative expenses | 95,882 |
| **Operating income** | **15,882** |
| Non-operating income: | 1,344 |
| Interest income and dividends received | 747 |
| Equity income | 122 |
| Others | 474 |
| Non-operating expenses: | 1,332 |
| Interest expenses | 698 |
| Others | 634 |
| **Ordinary income** | **15,836** |
| Extraordinary income: | 711 |
| Gain on sale of fixed assets | 26 |
| Gain on sale of investment securities | 141 |
| Others | 543 |
| Extraordinary losses: | 1,355 |
| Loss on sale and disposition of fixed assets | 768 |
| Loss on revaluation of investment securities | 35 |
| Others | 551 |
| Net income before income taxes and minority interests | 15,192 |
| Corporate, municipality and enterprise taxes | 4,628 |
| Adjustment to corporate taxes, etc. | 2,413 |
| Minority interests | 822 |
| **Net income** | **7,328** |

(Note) Figures are stated by discarding fractions of one million yen.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.
(From December 1, 2006 to November 30, 2007)

(millions of yen)

| | Shareholders' equity | | | | |
|---|---|---|---|---|---|
| | Capital stock | Capital surplus | Earned surplus | Treasury stock | Total shareholders' equity |
| Balance as of November 30, 2006 | 24,104 | 29,432 | 83,305 | (2,268) | 134,574 |
| Changes during the year: | | | | | |
| Increase in retained earnings due to change of the date of the closing of accounts of consolidated subsidiaries | | | 370 | | 370 |
| Distribution of surplus | | | (2,218) | | (2,218) |
| Net income | | | 7,328 | | 7,328 |
| Acquisition of treasury stock | | | | (387) | (387) |
| Changes in items other than shareholders' equity during the year (net) | | | | | |
| Total changes during the year | - | - | 5,480 | (387) | 5,093 |
| Balance as of November 30, 2007 | 24,104 | 29,432 | 88,786 | (2,655) | 139,667 |

| | Revaluation and exchange differences, etc. | | | | | |
|---|---|---|---|---|---|---|
| | Revaluation difference of other securities, etc. | Deferred hedge income (loss) | Foreign exchange translation adjustment | Total revaluation and exchange differences, etc. | Minority interests | Total net assets |
| Balance as of November 30, 2006 | 4,676 | (5) | (1,905) | 2,765 | 18,878 | 156,217 |
| Changes during the year: | | | | | | |
| Increase in retained earnings due to change of the date of the closing of accounts of consolidated subsidiaries | | | | | | 370 |
| Distribution of surplus | | | | | | (2,218) |
| Net income | | | | | | 7,328 |
| Acquisition of treasury stock | | | | | | (387) |
| Changes in items other than shareholders' equity during the year (net) | (1,259) | 111 | 114 | (1,033) | 862 | (170) |
| Total changes during the year | (1,259) | 111 | 114 | (1,033) | 862 | 4,922 |
| Balance as of November 30, 2007 | 3,416 | 105 | (1,790) | 1,731 | 19,741 | 161,140 |

(Note) Figures are stated by discarding fractions of one million yen.

(Consolidation notes)

I. Basis of preparation of consolidated financial statements

1. Scope of consolidation

During the fiscal year under review, K·SS Co., Ltd. was included in consolidation as a result of the Company's equity participation upon incorporation thereof. Consequently, the Company has 45 consolidated subsidiaries. The significant consolidated subsidiaries are K.R.S. Corporation, Q.P. Egg Corporation, Deria Foods Co., Ltd., Kanae Foods Co., Ltd. and Zenno Q.P. Egg Station Co., Ltd.

The Company has 21 non-consolidated subsidiaries. The significant non-consolidated subsidiaries are Kyuso L-Plan Corporation and Osaka San-ei Logistics Corporation. These companies are excluded from the consolidation, because their aggregate amounts of total assets, net sales, net income or loss and earned surplus, equal to the equity share, do not have a significant effect on the aggregate consolidated amounts of total assets, net sales, net income or loss and earned surplus.

2. Application of the equity method

The equity method is applied to the investments in six affiliated companies, including Tou Kewpie Co., Ltd., which became an affiliated company as a result of the acquisition by the Company of its shares during the fiscal year under review. The significant equity-method companies are Aohata Corporation and Summit Oil Mill Co., Ltd. The investments in Kyuso L-Plan Corporation and 20 other non-consolidated subsidiaries, and Thai Q.P. Co., Ltd. and six other affiliated companies, which are not accounted for by the equity method, are stated at cost, because the aggregate amounts of net income or loss and earned surplus, equal to the equity share, do not have a significant effect on the consolidated net income or loss and earned surplus.

3. Fiscal years of consolidated subsidiaries

The date of the closing of accounts of Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is December 31 of each year. The date of the closing of accounts of Kifuki U.S.A. Co., Inc., Q&B Foods Inc., Henningsen Foods, Inc., Henningsen Nederland B.V. and Henningsen Foods, Netherlands Inc. is September 30 of each year.

For the purpose of preparation of consolidated financial statements, Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. are consolidated based on their temporary financial statements as at November 30 and Kifuki U.S.A. Co., Inc., Q&B Foods Inc., Henningsen Foods, Inc., Henningsen Nederland B.V. and Henningsen Foods, Netherlands Inc. are consolidated based on their financial statements at their balance sheet date. Significant transactions for the period up to November 30, if any, are reflected in the consolidated financial statements.

As effective in the fiscal year under review, the date of the closing of accounts of 36 domestic consolidated subsidiaries, excluding K.R.S. Corporation, was changed from September 30 to November 30 of each year. Consequently, the number of months of these 36 domestic consolidated subsidiaries was 14 months, commencing October 1, 2006 and ending November 30, 2007. Income or loss for two months from October 1, 2006 to November 30, 2006 was adjusted as the item "increase in retained earnings due to change of the date of the closing of accounts of consolidated subsidiaries" in the consolidated statement of changes in shareholders' equity, etc.

4. Accounting policies

(1) Basis and method of valuation of significant assets

a) Securities

i) Held-to-maturity bonds are stated at amortized cost (by the straight-line method).

ii) Capital stocks of subsidiaries and affiliated companies not subject to the equity method are stated at cost, determined by the moving average method.

iii) Other securities with market value are stated at market value, determined by market prices, etc. as of the closing of the fiscal year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.). Those without market value are stated at cost, determined by the moving average method.

b) Derivatives are stated at market value. Hedge accounting is applicable to hedge transactions that meet the requirements thereof.

c) Inventories

Merchandise, finished goods (other than those described below), raw materials, supplies and work-in-process are principally valued at cost, by the monthly moving average method. Certain co-products are valued at cost, by the retail inventory periodic average method.

(2) Depreciation of significant depreciable assets

a) Tangible fixed assets

Tangible fixed assets, other than those described below, are depreciated using the declining-balance method, principally.

The buildings (excluding the improvements thereof) acquired on or after April 1, 1998 are depreciated using the straight-line method.

The bases for periods of useful life are mostly identical with those stipulated in the Corporate Tax Law of Japan.

(Change in accounting treatment)
In accordance with the amendment to the Corporate Tax Law of Japan, the method of depreciation of tangible fixed assets acquired on or after April 1, 2007 is identical with that under the standard stipulated in the Corporate Tax Law as amended.

The change has no significant effect on the income account.

b) Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. The bases for periods of useful life are mostly identical with those stipulated in the Corporate Tax Law of Japan.

Software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

c) Long-term prepaid expenses

Long-term prepaid expenses are depreciated using the straight-line method.

(3) Accounting standards for significant allowances

a) Allowance for doubtful accounts

To provide for losses arising from debts becoming uncollectable, the Company sets aside an estimated uncollectable amount, by taking into consideration the possible credit loss rate in the future based on the actual loss rate in respect of general credits, and the individual possibilities of collection in respect of possible non-performing credits and other specific claims.

b) Reserve for sales rebates

To provide for payments for sales rebates to be incurred during each fiscal year, a reserve for sales rebates is provided based on an accrual basis in accordance with each company's policy (rate of the estimated payments for sales rebates to sales).

c) Reserve for bonuses

To provide for the payment of bonuses to employees, a reserve for bonuses is provided with the maximum amount allowed by the tax regulations based on the specific computation period.

d) Reserve for officers' bonuses

To provide for the payment of bonuses to officers, a reserve for officers' bonuses is provided at the necessary amounts based on the estimated amounts payable at the end of the fiscal year under review.

e) Reserve for employee retirement benefits

To meet the payment of retirement benefits to employees, the Company provides an amount accruing for the current fiscal year, based on estimated retirement benefit obligations and plan assets as of the close of the said fiscal year. A simplified method is applicable to some subsidiaries. Prior year service liabilities for each fiscal year are treated as expenses from the relevant fiscal year, based on the straight-line method for a specific period of years (12 years, but 10 to 13 years applicable only to K.R.S. Corporation) not exceeding the average remaining years of service of employees when such liabilities occur.

Actuarial differences for each fiscal year are treated as expenses from the next fiscal year, based on the straight-line method for a specific period of years (12 years, but 10 to 13 years applicable only to K.R.S. Corporation) not exceeding the average remaining years of service of employees when such differences occur. The employee retirement benefits systems of the Company and subsidiaries consist of a defined benefit pension plan (fund type and bylaw type) and a retirement lump-sum grants system.

f) Reserve for officers' retirement allowances

Reserve for officers' retirement allowances is fully accrued, if all Directors and Statutory Auditors terminate their services with the Company at year-end.

The consolidated subsidiaries K.R.S. Corporation, S.Y. Promotion Co., Ltd. and Y.M. Kyuso Corporation had provided an amount for the payment of officers' retirement allowances as a reserve for officers' retirement allowances, if all directors and statutory auditors terminated their services with each subsidiary at year-end. However, those subsidiaries, at their respective ordinary general meetings of shareholders held in November 2006 through February 2007, adopted a resolution to abolish their officers' retirement allowance policies and pay officers' retirement allowances accruing as of the dates of the abolition of the policies (the dates of the resolutions at their ordinary general meetings of shareholders) upon retirement of the relevant officers in the future. Consequently, an amount of ¥479 million equivalent to the reserve for officers' retirement allowances of the consolidated subsidiaries was transferred to long-term liabilities (other long-term liabilities) for the fiscal year under review.

(4) Accounting treatment of significant deferred assets

The equal amortization period of business commencement cost is five years.

(5) Accounting treatment of significant lease transactions

With regard to the treatment of financial lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers, a similar method for regular lease transactions applies.

(6) Significant methods of hedge accounting

a) Deferral hedge is adopted in hedge accounting. Designation transactions are applied to debts and credits in foreign currencies which conform to the requirements of hedge accounting. The exceptional accounting method is applicable to the interest swap agreements which conform to the special regulated terms.

b) Hedging instruments are forward exchange contracts, crude oil price swap agreements, crude oil price collar option contracts and interest swap contracts.

c) Hedged items are purchase transactions in foreign currencies, planned purchase transactions of light and heavy oil, and interest on loans.

d) The Company enters into forward exchange contracts to hedge risks from fluctuations in foreign exchange rates, crude oil price swap agreements and crude oil price collar option contracts to hedge risks from fluctuations in light and heavy oil prices, and interest swap agreements to hedge risks from fluctuations in interest rates in the future.

In addition, the Company never makes use of them for the purpose of speculative transactions.

e) Assessment of the effectiveness of hedge accounting

Control procedures of hedge transactions are executed according to each company's bylaw. The effectiveness of the hedge except for the following contracts is measured by comparing movements in the fair value of hedged items with those of hedging instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

The measurement of the effectiveness of interest swap agreements that conform to the special regulated terms is omitted.

(7) Other important matters forming the basis of preparation of consolidated financial statements

Consumption taxes are treated on a net-of-tax basis.

(8) Change of presentation methods

(Balance sheet)
Negotiable deposits, included in "cash and deposits" for the previous fiscal year, must be treated as "securities" under the "Practical Guidelines Concerning Accounting for Financial Instruments" (JICPA Accounting Committee Report No. 14 dated July 4, 2007). Hence, negotiable deposits are presented as "securities", effective in the fiscal year under review.

The balance of negotiable deposits is ¥5,000 million for the fiscal year under review; for the previous fiscal year, it was ¥5,000 million.

5. Evaluation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are evaluated by the full-scale mark-to-market method.

6. Amortization of goodwill and negative goodwill

Insignificant goodwill and negative goodwill are treated as an income or loss upon occurrence. Significant goodwill and negative goodwill are amortized equally for five years.

II. Notes to consolidated balance sheet

1. Pledged assets and secured obligations

| | | |
|---|---|---|
| Amount of pledged assets (book value): | Tangible fixed assets | ¥8,676 million |
| | Total | ¥8,676 million |
| Obligations secured by such pledged assets: | Short-term borrowings | ¥2,131 million |
| | Long-term borrowings | ¥2,748 million |
| | Total | ¥4,880 million |

2. Contingent liabilities

Guarantee obligations ¥730 million

III. Notes to consolidated statement of changes in shareholders' equity, etc.

1. Classes and total numbers of shares issued and outstanding and shares of treasury stock

| | Class of shares issued and outstanding | Class of shares of treasury stock |
|---|---|---|
| | Shares of common stock | Shares of common stock |
| Number of shares as of November 30, 2006 | 155,464,515 shares | 2,302,148 shares |
| Increase in the number of shares during the year | - | 374,804 shares |
| Decrease in the number of shares during the year | - | - |
| Number of shares as of November 30, 2007 | 155,464,515 shares | 2,676,952 shares |

(Note) The increase in the number of shares of common stock in treasury stock resulted from the acquisition by the Company of 365,900 shares pursuant to Article 156 of the Corporation Law applicable by Article 165, paragraph 3 of the said law and the acquisition by the Company of 8,904 less-than-one-unit shares.

2. Distribution of surplus

(1) Amount of dividends paid

(a) The 94th Ordinary General Meeting of Shareholders held on February 23, 2007, a resolution was adopted as follows:

- Matters concerning dividends on shares of common stock

| | | |
|---|---|---|
| 1) | Total amount of dividends | ¥1,149,088,500 |
| 2) | Amount of dividend per share | ¥7.50 |
| 3) | Record date | November 30, 2006 |
| 4) | Effective date | February 26, 2007 |

(b) At the meeting of the Board of Directors held on July 10, 2007, a resolution was adopted as follows:

- Matters concerning dividends on shares of common stock

| | | |
|---|---|---|
| 1) | Total amount of dividends | ¥1,069,888,841 |
| 2) | Amount of dividend per share | ¥7.00 |
| 3) | Record date | May 31, 2007 |
| 4) | Effective date | August 8, 2007 |

(2) Dividends the record date of which fell during the fiscal year under review but the effective date of which will fall during the next fiscal year

A proposition was adopted at the meeting of the Board of Directors held on January 11, 2008 as follows:

- Matters concerning dividends on shares of common stock

| | | |
|---|---|---|
| 1) | Total amount of dividends | ¥1,069,858,972 |
| 2) | Fund of dividends | Earned surplus |
| 3) | Amount of dividend per share | ¥7.00 |
| 4) | Record date | November 30, 2007 |
| 5) | Effective date | February 25, 2008 |

IV. Notes on information per share

| | |
|---|---|
| Amount of net assets per share | ¥925.46 |
| Net income per share (basic) | ¥47.96 |

No description of the item "net income per share (diluted)" is made as no diluted shares exist.

V. Notes on material subsequent events

None.

# BALANCE SHEET
(As of November 30, 2007)

| | (millions of yen) |
|---|---|
| **ASSETS:** | |
| **Current assets:** | **91,293** |
| Cash and deposits | 20,331 |
| Trade notes receivable | 346 |
| Trade accounts receivable | 38,260 |
| Securities | 5,000 |
| Merchandise | 2,983 |
| Finished goods | 3,479 |
| Raw materials | 1,819 |
| Work-in-process and supplies | 303 |
| Short-term loans receivable | 16,660 |
| Deferred tax assets | 949 |
| Other current assets | 2,732 |
| Allowance for doubtful accounts | (1,572) |
| **Fixed assets:** | **112,968** |
| **Tangible fixed assets:** | **61,126** |
| Buildings | 24,901 |
| Structures | 1,928 |
| Machinery and equipment | 14,951 |
| Vehicles and transportation equipment | 8 |
| Tools, furniture and fixtures | 625 |
| Land | 17,179 |
| Construction in progress | 1,531 |
| **Intangible fixed assets:** | **1,275** |
| Telephone subscription rights | 87 |
| Software | 1,087 |
| Other intangible fixed assets | 100 |
| **Investments and other assets:** | **50,567** |
| Investment securities | 14,993 |
| Capital stocks and investments in related companies | 20,543 |
| Long-term loans receivable | 65 |
| Prepaid pension expense | 11,277 |
| Long-term prepaid expenses | 377 |
| Guaranty money deposited / leasehold deposits | 1,477 |
| Other investments and other assets | 1,896 |
| Allowance for doubtful accounts | (64) |
| **TOTAL ASSETS:** | 204,262 |

(millions of yen)

| | |
|---|---|
| **LIABILITIES:** | |
| **Current liabilities:** | **47,999** |
| Trade accounts payable | 23,936 |
| Short-term borrowings | 7,717 |
| Accounts payable – other | 9,723 |
| Corporate taxes, etc. payable | 988 |
| Accrued expenses | 3,743 |
| Reserve for sales rebates | 1,314 |
| Reserve for bonuses | 337 |
| Reserve for officers' bonuses | 40 |
| Other current liabilities | 199 |
| **Long-term liabilities:** | **36,392** |
| Bonds | 10,000 |
| Long-term borrowings | 13,784 |
| Deferred tax liabilities | 6,613 |
| Reserve for officers' retirement allowances | 676 |
| Guarantee money received | 5,233 |
| Other long-term liabilities | 83 |
| **TOTAL LIABILITIES:** | **84,392** |
| **NET ASSETS** | |
| **SHAREHOLDERS' EQUITY:** | **116,879** |
| **Capital stock** | **24,104** |
| **Capital surplus:** | **29,432** |
| Capital reserve | 29,418 |
| Other capital surplus | **14** |
| **Earned surplus:** | **65,985** |
| Earned surplus reserve | 3,115 |
| Other earned surplus | 62,869 |
| Reserve for special depreciation | 26 |
| Reserve for deferred tax on replacement assets | 2,257 |
| General reserve | 57,300 |
| Unappropriated retained earnings | 3,285 |
| Treasury stock | (2,642) |
| Revaluation and exchange differences, etc.: | 2,991 |
| Revaluation difference of other securities, etc. | 3,019 |
| Deferred hedge income (loss) | (28) |
| **TOTAL NET ASSETS:** | **119,870** |
| **TOTAL LIABILITIES AND NET ASSETS:** | **204,262** |

(Note) Figures are stated by discarding fractions of one million yen.

## STATEMENT OF INCOME
(From December 1, 2006 to November 30, 2007)

(millions of yen)

| | |
|---|---|
| Net sales | 232,426 |
| Cost of sales | 160,348 |
| **Gross profit** | **72,078** |
| Selling, general and administrative expenses | 65,575 |
| **Operating income** | **6,502** |
| **Non-operating income**: | 1,157 |
| Interest income and dividends received | 900 |
| Others | 257 |
| **Non-operating expenses**: | 629 |
| Interest expenses | 325 |
| Others | 304 |
| **Ordinary income** | **7,030** |
| **Extraordinary income**: | 520 |
| Gain on sale of investment securities | 93 |
| Others | 426 |
| **Extraordinary losses**: | 1,285 |
| Losses on disposition of fixed assets | 503 |
| Others | 781 |
| **Net income before income taxes** | **6,265** |
| Corporate, municipality and enterprise taxes | 1,473 |
| Adjustment to corporate taxes, etc. | 1,408 |
| **Net income** | **3,383** |

(Note) Figures are stated by discarding fractions of one million yen.

## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, ETC.
(from December 1, 2006 to November 30, 2007)

(millions of yen)

| | Shareholders' equity | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Capital surplus | | Earned surplus | | | | | | |
| | | | | | Other earned surplus | | | | | |
| | Capital stock | Capital reserve | Other capital surplus | Earned surplus reserve | Reserve for special depreciation | Reserve for deferred tax on replacement assets | General reserve | Unappropriated retained earnings | Treasury stock | Total shareholders' equity |
| Balance as of November 30, 2006 | 24,104 | 29,418 | 14 | 3,115 | 33 | 2,108 | 56,500 | 3,063 | (2,255) | 116,101 |
| Changes during the year | | | | | | | | | | |
| Distribution of surplus | | | | | | | | (2,218) | | (2,218) |
| Net income | | | | | | | | 3,383 | | 3,383 |
| Acquisition of treasury stock | | | | | | | | | (387) | (387) |
| Reserve of other earned surplus | | | | | 6 | 211 | 800 | (1,018) | | - |
| Reversal of other earned surplus | | | | | (13) | (63) | | 76 | | - |
| Changes in items other than shareholders' equity during the year (net) | | | | | | | | | | |
| Total changes during the year | - | - | - | - | (6) | 148 | 800 | 222 | (387) | 777 |
| Balance as of November 30, 2007 | 24,109 | 29,418 | 14 | 3,115 | 26 | 2,257 | 57,300 | 3,285 | (2,642) | 116,879 |

| | Revaluation and exchange differences, etc. | | | |
|---|---|---|---|---|
| | Revaluation difference of other securities, etc. | Deferred hedge income (loss) | Total revaluation and exchange differences, etc. | Total net assets |
| Balance as of November 30, 2006 | 4,223 | - | 4,223 | 120,325 |
| Changes during the year | | | | |
| Distribution of surplus | | | | (2,218) |
| Net income | | | | 3,383 |
| Acquisition of treasury stock | | | | (387) |
| Reserve of other earned surplus | | | | - |
| Reversal of other earned surplus | | | | - |
| Changes in items other than shareholders' equity during the year (net) | (1,203) | (28) | (1,232) | (1,232) |
| Total changes during the year | (1,203) | (28) | (1,232) | (454) |
| Balance as of November 30, 2007 | 3,019 | (28) | 2,991 | 119,870 |

(Note) Figures are stated by discarding fractions of one million yen.

(Notes)

I. Matters concerning significant accounting policies:

1. Basis and method of valuation of marketable securities:

(1) Held-to-maturity bonds: Stated at amortized cost (by the straight-line method)

(2) Capital stocks of subsidiaries and affiliated companies:

At cost, determined by the moving average method

(3) Other securities:

Those with market value: At market value, determined by market prices, etc. as of the closing of the fiscal year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.)

Those without market value: At cost, determined by the moving average method

2. Basis and method of valuation of derivatives:

At market value.

Hedge accounting is applicable to hedge transactions.

3. Inventories:

(1) Basis of valuation:

Merchandise, finished goods, raw materials, work-in-process and supplies are valued at cost.

(2) Method of valuation:

Merchandise, finished goods, raw materials, work-in-process and supplies are valued by the monthly moving average method.

4. Method of depreciation of fixed assets:

(1) Tangible fixed assets

Tangible fixed assets, other than those described below, are depreciated using the declining-balance method.

The buildings (excluding the improvements thereof) acquired on or after April 1, 1998 are depreciated using the straight-line method.

The bases for periods of useful life are identical with those stipulated in the Corporate Tax Law of Japan.

(Change in accounting treatment)
In accordance with the amendment to the Corporate Tax Law of Japan, the method of depreciation of tangible fixed assets acquired on or after April 1, 2007 is identical with that under the standard stipulated in the Corporate Tax Law as amended.
The change has no significant effect on the income account.

(2) Intangible fixed assets are depreciated using the straight-line method. The bases for periods of useful life are identical with those stipulated in the Corporate Tax Law of Japan.

Software for internal use is amortized by the straight-line method based on the estimated useful life of internal use (five years).

(3) Long-term prepaid expenses are depreciated using the straight-line method.

5. Accounting for allowances:

(1) Allowance for doubtful accounts

To provide for losses arising from debts becoming uncollectable, the Company sets aside an estimated uncollectable amount, by taking into consideration the possible credit loss rate in the future based on the actual loss rate in respect of general credits, and the individual possibilities of collection in respect of possible non-performing credits and other specific claims.

(2) Reserve for sales rebates

To provide for payments for sales rebates to be incurred during each fiscal year, a reserve for sales rebates is provided based on an accrual basis in accordance with the Company's policy (rate of the estimated payments for sales rebates to sales).

(3) Reserve for bonuses

To provide for the payment of bonuses to employees, a reserve for bonuses is provided with the maximum amount allowed by the tax regulations based on the specific computation period.

(4) Reserve for officers' bonuses

To provide for the payment of bonuses to officers, a reserve for officers' bonuses is provided at the necessary amounts based on the estimated amounts payable at the end of the fiscal year under review.

(5) Reserve for employee retirement benefits

To meet the payment of retirement benefits to employees, the Company provides an amount accruing for the current fiscal year, based on estimated retirement benefit obligations and plan assets as of the close of the said fiscal year.

Prior year service liabilities for each fiscal year are treated as expenses from the relevant fiscal year, based on the straight-line method for a specific period of years (12 years) not exceeding the average remaining years of service of employees when such liabilities occur.

Actuarial differences for each fiscal year are treated as expenses from the next fiscal year, based on the straight-line method for a specific period of years (12 years) not exceeding the average remaining years of service of employees when such differences occur. For the fiscal year under review, such actuarial differences are treated as prepaid pension expense.

The Company has adopted a defined benefit pension plan (fund type and bylaw type) as its employee retirement benefits system.

(6) Reserve for officers' retirement allowances

Reserve for officers' retirement allowances is fully accrued, if all Directors and Statutory Auditors terminate their services with the Company at year-end.

6. Accounting treatment of lease transactions:

With regard to the treatment of financial lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers, the method for regular lease transactions applies.

7. Method of hedge accounting:

(1) Deferral hedge is adopted in hedge accounting. Designation transactions are applied to debts and credits in foreign currencies which conform to the requirements of hedge accounting.

(2) Hedging instruments and hedged items:

| | |
|---|---|
| Hedging instruments: | Forward exchange contracts and interest rate swaps |
| Hedged items: | Purchase transactions in foreign currencies and interest on borrowings |

(3) Hedging policy

The Company enters into forward exchange contracts to hedge risks from fluctuations in foreign exchange rates, and interest swap agreements to hedge risks from

fluctuations in interest rates in the future.

In addition, the Company never makes use of them for the purpose of speculative transactions.

(4) Assessment of the effectiveness of hedge accounting

Control procedures of hedge transactions are executed according to the Company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedged items with those of hedging instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

8. Other important matters forming the basis of preparation of consolidated financial statements

Consumption taxes are treated on a net-of-tax basis.

9. (Balance sheet)
Negotiable deposits, included in "cash and deposits" for the previous fiscal year, must be treated as "securities" under the "Practical Guidelines Concerning Accounting for Financial Instruments" (JICPA Accounting Committee Report No. 14 dated July 4, 2007). Hence, negotiable deposits are presented as "securities", effective in the fiscal year under review.

The balance of negotiable deposits is ¥5,000 million for the fiscal year under review; for the previous fiscal year, it was ¥5,000 million.

II. Notes to the balance sheet:

| | | | (millions of yen) |
|---|---|---|---|
| 1. | Accumulated depreciation of tangible fixed assets | | 103,374 |
| 2. | Contingent liabilities | | |
| | Guarantee obligations | | 3,855 |
| 3. | Accounts receivable from related companies: | Current assets | 23,395 |
| 4. | Accounts payable to related companies: | Current liabilities | 19,221 |

III. Notes to the statement of income

| | | (millions of yen) |
|---|---|---|
| 1. | Operating of income from related companies: | 21,320 |
| 2. | Operating expenses to related companies: | 105,138 |
| 3. | Amount of transactions other than operating transactions with related companies: | 350 |

IV. Notes to statements of changes in shareholders' equity, etc.

Class and total numbers of shares of treasury stock

| | Class of shares of treasury stock |
|---|---|
| | Shares of common stock |
| Number of shares as of November 30, 2006 | 2,252,715 shares |
| Increase in the number of shares during the year | 374,804 shares |
| Decrease in the number of shares during the year | 0 share |
| Number of shares as of November 30, 2007 | 2,627,519 shares |

(Note) An increase in the number of shares during the year resulted from the acquisition by the Company of 365,900 shares pursuant to Article 156 of the Corporation Law applicable by Article 165, paragraph 3 of the said law and the acquisition by the Company of 8,904 less-than-one-unit shares.

V. Notes relating to tax effect accounting

The principal details of deferred tax assets and liabilities are as follows:

| | (millions of yen) |
|---|---|
| Deferred tax assets (current) | |
| Reserve for sales rebates | 534 |
| Reserve for bonuses | 137 |
| Accrued enterprise taxes | 93 |
| Others | 753 |
| Subtotal of deferred tax assets (current) | 1,518 |
| Valuation reserve | (569) |
| Total deferred tax assets (current) | 949 |
| | |
| Deferred tax assets (fixed) | |
| Trust of employee retirement benefits | 1,442 |
| Allowance for officers' retirement allowances | 275 |
| Write-off of golf club membership | 96 |
| Others | 283 |
| Subtotal of deferred tax assets (fixed) | 2,097 |
| Valuation reserve | (475) |
| Total deferred tax assets (fixed) | 1,622 |
| Total deferred tax assets | 2,571 |
| | |
| Deferred tax liabilities (long-term) | |
| Prepaid pension expense | (4,589) |
| Reserve for deferred tax on replacement assets | (1,549) |
| Reserve for special depreciation | (18) |
| Revaluation difference of other securities, etc. | (2,078) |
| Total of deferred tax liabilities (long-term) | (8,236) |
| Total deferred tax liabilities | (8,236) |
| Net deferred tax income (liabilities) | (5,664) |

VI. Notes on fixed assets used on lease

Financial lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers

(1) Amounts equivalent to the acquisition prices, accumulated depreciation and balance at the end of the year, of leased property

(millions of yen)

| | Amount equivalent to acquisition prices | Amount equivalent to accumulated depreciation | Amount equivalent to balance at the end of the year |
|---|---|---|---|
| Tools, furniture and fixtures | 1,100 | 627 | 473 |
| Vehicles and transportation equipment | 638 | 314 | 324 |
| Software | 101 | 73 | 27 |
| Machinery and equipment | 168 | 88 | 80 |
| Total | 2,008 | 1,102 | 906 |

(2) Amount equivalent to the balance of unearned rent at the end of the year:

| | |
|---|---|
| Lease within one year: | ¥456 million |
| Lease exceeding one year: | ¥462million |
| Total: | ¥918 million |

(3) Rent paid, the amount equivalent to depreciation costs and the amount of interest paid:

| | |
|---|---|
| Rent paid: | ¥607 million |
| Amount equivalent to depreciation costs: | ¥585 million |
| Amount of interest paid: | ¥22 million |

(4) Calculation method of the amount equivalent to depreciation costs

Depreciation costs are calculated by the straight-line method by considering the lease period to be useful life and the scrap value to be zero.

(5) Calculation method of the amount equivalent to interest

The difference between the aggregate lease amounts on contracts and the amount equivalent to acquisition prices of leased property is considered to be an amount equivalent to interest. Such calculated interest is allocated to the respective years by the interest-method.

## VII. Notes on transactions with related parties

### 1. Parent company, leading corporate shareholders, etc.:

(millions of yen)

| Attribute | Corporate name | Address | Capital stock | Principal business | Ratio of voting rights | Relationship | |
|---|---|---|---|---|---|---|---|
| | | | | | | Number of interlocking officers | Business relationship |
| Principal corporate shareholders and other affiliated companies | Nakashimato Co., Ltd. | Shibuya-ku, Tokyo | 50 | Sales of various processed foods | 11.6% (Direct 17.3% Indirect 3.2%) | 4 | Purchase of products |

| Transaction | Transaction amount | Item | Ending balance |
|---|---|---|---|
| Purchase of products | 41,366 | Trade accounts payable | 7,268 |

Terms of transactions and the policy on determination thereof:

The terms of purchases of products are determined in similar manners to those of general transactions, in consideration of market prices.

(Note) With regard to the above-listed transaction amounts, the amount of ending balance includes consumption taxes but the transaction amount does not include consumption taxes.

### 2. Subsidiaries, etc.

(Millions of yen)

| Attribute | Corporate name | Address | Capital stock | Principal business | Ratio of voting rights (shareholdings) | Relationship | |
|---|---|---|---|---|---|---|---|
| | | | | | | Number of interlocking officers | Business relationship |
| Subsidiary | Q.P. Egg Corporation | Chofu-shi, Tokyo | 350 | Manufacture and sale of liquid eggs, frozen eggs, boiled eggs, etc. | Direct 88.0% | 2 | Purchase of products and raw materials |
| Subsidiary | Kewpie Jyozo Co., Ltd. | Chofu-shi, Tokyo | 450 | Manufacture and sale of vinegar, etc. | Direct 88.0% | 2 | Purchase of raw materials |
| Subsidiary | Saika Co., Ltd. | Ome-shi, Tokyo | 50 | Manufacture and sale of pickles | Direct 100.0% | None | Purchase of products |
| Subsidiary | Henningsen Foods, Inc. | New York, U.S.A. | $1,920 | Manufacture and sale of egg processed products and jerked meats | Indirect 100.0% | 2 | Purchase of products |

(Millions of yen)

| Transaction | Transaction amount | Item | Ending balance |
|---|---|---|---|
| Purchase of products | 10,478 | Trade accounts receivable | 2,832 |
| Loan of fund<br>Receipt of interest | 2,469<br>30 | Short-term loans receivable | 2,124 |
| Loan of fund<br>Receipt of interest | 2,205<br>28 | Short-term loans receivable | 2,361 |
| Guarantee of obligations | 2,727 | - | - |

Terms of transactions and the policy on determination thereof:

1. The terms of sale of products are determined in similar manners to those of general transactions, in consideration of market prices.
   Interest on loans is determined reasonably in consideration of market interest rates.
2. Loans are associated with fund management under the cash management system.
   The transaction amounts thereof are shown by the average outstanding loans.
3. The guarantees of obligations are a guarantee for a loan of a financial institution, and a reassurance of a loan of the municipal government of David, Nebraska, to Henningsen Foods, Inc.

(Note) With regard to the above-listed transaction amounts, the amount of ending balance includes consumption taxes but the transaction amount does not include consumption taxes.

## VIII. Note on information per share

Net assets per share: ¥784.30

Net income per share: ¥22.14

## IX. Notes on material subsequent events

None.

Account Auditors' Audit Report Relating to Consolidated Financial Statements

INDEPENDENT AUDITORS' AUDIT REPORT

January 9, 2008

To: The Board of Directors
Q. P. Corporation

Ernst & Young ShinNihon

By Hidenori Takahashi (seal)
Certified Public Accountant
Specified and Engagement Partner

By Yasuo Sekiya (seal)
Certified Public Accountant
Specified and Engagement Partner

By Keisuke Takemoto (seal)
Certified Public Accountant
Specified and Engagement Partner

In accordance with the provision of Article 444, paragraph 4 of the Corporation Law of Japan, we, the oversigned auditing firm, audited the consolidated financial statements, or consolidated balance sheet, consolidated statement of income, consolidated statement of changes in shareholders' equity, etc. and consolidation notes of Q. P. Corporation (the "Company") for the fiscal year covering the period from December 1, 2006 to November 30, 2007. Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the consolidated financial statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the consolidated financial statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions.

We are of the opinion that such consolidated financial statements properly present the state of the property and profit and loss of the corporate group consisting of Q. P. Corporation and its consolidated subsidiaries for the period related to the consolidated financial statements

in all material respects in compliance with generally accepted fair and reasonable corporate accounting standards in Japan.

There is no such relation of interests between the Company and the oversigned auditing firm or any engagement partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- E N D -

Account Auditors' Audit Report Relating to Financial Statements

## INDEPENDENT AUDITORS' AUDIT REPORT

January 9, 2008

To: The Board of Directors
Q. P. Corporation

Ernst & Young ShinNihon

By Hidenori Takahashi (seal)
Certified Public Accountant
Specified and Engagement Partner

By Yasuo Sekiya (seal)
Certified Public Accountant
Specified and Engagement Partner

By Keisuke Takemoto (seal)
Certified Public Accountant
Specified and Engagement Partner

In accordance with the provision of Article 436, paragraph 2, item 1 of the Corporation Law of Japan, we, the oversigned auditing firm, audited the financial statements, or balance sheet, statement of income, statement of changes in shareholders' equity, etc. and non-consolidation notes of Q. P. Corporation (the "Company"), as well as their accompanying detailed statements, for the 95th fiscal year, covering the period from December 1, 2006 to November 30, 2007. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions.

We are of the opinion that such financial statements and their accompanying detailed statements properly present the state of the property and profit and loss for the period related

to the financial statements and their accompanying detailed statements in all material respects in compliance with generally accepted fair and reasonable corporate accounting standards in Japan.

There is no such relation of interests between the Company and the oversigned auditing firm or any engagement partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- E N D -

Audit Report of the Board of Statutory Auditors

# AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon deliberation based on the audit report prepared by each Statutory Auditor on the performance by the Directors of their duties during the 95th fiscal year covering the period from December 1, 2006 to November 30, 2007, have prepared this audit report and hereby report as follows:

1. Methods of Audits by Statutory Auditors and the Board of Statutory Auditors and the Particulars thereof:

The Board of Statutory Auditors determined the audit policy, assignment of duties, etc., received from each Statutory Auditor reports on the state of his performance of audits and the results thereof, received from the Directors, etc. and Account Auditors reports on the state of performance of their duties and demanded explanations whenever necessary.

Each Statutory Auditor, pursuant to the rules of audits by Statutory Auditors determined by the Board of Statutory Auditors and in accordance with the audit policy, assignment of duties, etc., maintained constant communication with the Directors, internal audit divisions and other employees, etc. in an effort to collect information and improve the environment for auditing, attended meetings of the Board of Directors and other important meetings, received from the Directors and employees, etc., reports on the state of performance of their duties, demanded explanations whenever necessary, inspected important decision documents, etc. and made investigation into the state of activities and property at the head office and principal business offices of the Company. We also monitored and verified the details of the resolutions of the Board of Directors for establishing systems to secure that the performance by the Directors of their duties will comply with laws or ordinances and the Articles of Incorporation and such systems as provided for in Article 100, paragraphs 1 and 3 of the Regulations to Enforce the Corporation Law of Japan as necessary to secure the adequacy of business of joint-stock corporations, and the status of the systems (internal control systems) established pursuant to such resolutions. With regard to the fundamental policy and the measures therefor, described in the business report, pursuant to Article 127, item 1 and item 2 of the Law to Enforce the Corporation Law of Japan, respectively, we investigated the details thereof in consideration of the situations of discussions by the Board of Directors, etc. With regard to its subsidiaries, we maintained constant communication and exchanged information with the directors, statutory auditors, etc. thereof and requested any of the subsidiaries to render reports on the business operations whenever necessary. In accordance with such methods, we investigated the business report for the fiscal year under review.

We also monitored and verified whether the Account Auditors had maintained an independent position and conducted adequate audits and received from the Account Auditors reports on the state of performance of their duties and demanded explanations whenever necessary. In addition, we received from the Account Auditors a notice that the "systems to

secure adequate performance of duties" (as listed in the items of Article 159 of the Corporate Accounting Regulations) had been established in accordance with the "Standard for Quality Control Concerning Audits" (the Accounting Standards Board of Japan, October 28, 2005) and demanded explanations whenever necessary. In accordance with such methods, we investigated the financial statements (balance sheet, statement of income, statement of changes in shareholders' equity, etc. and non-consolidation notes) and their accompanying detailed statements for the fiscal year under review, as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in shareholders' equity, etc. and consolidation notes).

2. Results of Audit:

(1) Results of audit of the business report, etc.:

We are of the opinion:

(i) That the business report fairly presents the state of the Company in accordance with laws or ordinances and the Articles of Incorporation;

(ii) That in connection with the performance by the Directors of their duties, no dishonest act or material fact of violation of laws or ordinances or the Articles of Incorporation exists;

(iii) That the details of the resolutions of the Board of Directors on internal control systems are proper and that the performance by the Directors of duties concerning such internal control systems contains nothing to be pointed out; and

(iv) That the fundamental policy, described in the business report, on the way of being persons who shall control the determination of financial and business policies of the Company contains nothing to be pointed out and that the measures, described in the business report, pursuant to Article 127, item 1 and item 2 of the Law to Enforce the Corporation Law of Japan comply with such fundamental policy and do not prejudice the common interests of the shareholders of the Company and are not contemplated to keep the positions of the officers of the Company.

(2) Results of audit of the financial statements and their accompanying detailed statements:

We are of the opinion that the method and results of the audit made by the Company's Account Auditors, Ernst & Young ShinNihon, are proper.

(3) Results of audit of the consolidated financial statements:

We are of the opinion that the method and results of the audit made by the Company's Account Auditors, Ernst & Young ShinNihon, are proper.

January 11, 2008

Board of Statutory Auditors
Q.P. Corporation

Osamu Muranaka (seal)
Full-time Statutory Auditor

Yasuo Hiraguri (seal)
Full-time Statutory Auditor

Shunichiro Ishiguro (seal)
Outside Statutory Auditor

Ichiro Sakai (seal)
Outside Statutory Auditor

- E N D -

REFERENCE DOCUMENT FOR THE GENERAL MEETING OF SHAREHOLDERS

Proposition No.1: Amendment to the Articles of Incorporation

(Translation omitted)

Proposition No.2: Election of 15 Directors

(Translation omitted)

Proposition No.3: Election of four Statutory Auditors

(Translation omitted)

Proposition No.4: Granting of allowances to the retiring Directors and Statutory Auditor and payments upon abolition of the policy of retirement allowances to Directors and Statutory Auditors

(Translation omitted)

Proposition No.5: Payment of bonuses to Directors

(Translation omitted)

Proposition No. 6: Adoption of a defense plan against large purchase actions of the shares of the Company (takeover defense plan)

(Translation omitted)

- END -

**FILE NO. 82-4750**

(Excerpt translation)

February 22, 2008

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 95TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Please take notice that at the 95th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Yutaka Suzuki
President and
Representative Director

Q. P. Corporation
4-13, Shibuya 1-chome,
Shibuya-ku, Tokyo

Description

Matters reported:

1. Report on the business report and consolidated financial statements for the 95th fiscal year (from December 1, 2006 to November 30, 2007) and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors.

   Report was made on the above documents.

2. Report on the financial statements for the 95th fiscal year (from December 1, 2006 to November 30, 2007).

   Report was made on the above documents.

Matters resolved upon:

Proposition No.1: Amendment to the Articles of Incorporation

The proposition was approved and adopted in all respects as proposed.

The content of the amendment is as set out below.

Proposition No.2: Election of 15 Directors

The proposition was approved and adopted in all respects as proposed. Messrs. Yutaka Suzuki, Amane Nakashima, Katsuhiko Sasaki, Akio Okumura, Ietoki Shima, Mineo Hasegawa, Mitsugu Endo, Minesaburo Miyake, Hidefumi Tachibana, Mitsugu Ozawa and Kuniaki Ishikawa, 11 in all, were re-elected as Directors and Messrs. Juro Sato, Hiroshi Yoshimura, Shigeki Takemura and Tadaaki Katsuyama, four in all, were newly elected as Directors. They assumed office, respectively.

Proposition No. 3: Election of four Statutory Auditors

The proposition was approved and adopted in all respects as proposed. Messrs. Yasuo Hiraguri and Shunichiro Ishiguro were re-elected as Statutory Auditors and Messrs. Norio Ikeda and Michisato Sakamoto were newly elected as Statutory Auditors. They assumed office, respectively.

Statutory Auditors Messrs. Shunichiro Ishigro and Michisato Sakamoto are outside statutory auditors as provided for in Article 2, item 16 of the Corporation Law of Japan.

Proposition No. 4: Granting of allowances to the retiring Directors and Statutory Auditor and payments upon abolition of the policy of retirement allowances to Directors and Statutory Auditors

The proposition was approved and adopted in all respects as proposed that retirement allowances be granted to the retiring Directors Messrs. Shizuo Hatanaka, Toshimasa Tatebe and Hidenobu Yamagami and the retiring Statutory Auditor Mr. Osamu Muranaka, within the extent of a reasonable amount in accordance with the Company's internal regulations and that the determination of the amount and the time and method of presentation and other particulars be left to the Board of Directors in respect of the retiring Directors and to the mutual consultation among the Statutory Auditors in respect of the retiring Statutory Auditor.

It was also determined that as a result of the abolition of the policy of retirement allowances to Directors and Statutory Auditors, payments of retirement allowances upon the abolition of the policy of retirement allowances to Directors and Statutory Auditors for their respective periods of services from the assumption of office as Directors and Statutory Auditors to the close of this Ordinary General Meeting of Shareholders be made to the re-elected Directors Messrs. Yutaka Suzuki, Amane Nakashima, Katsuhiko Sasaki, Akio Okumura, Ietoki Shima, Mineo Hasegawa, Mitsugu Endo, Minesaburo Miyake, Hidefumi

Tachibana, Mitsugu Ozawa and Kuniaki Ishikawa, 11 in all, the re-elected Statutory Auditors Messrs. Yasuo Hiraguri and Shunichiro Ishiguro and the Statutory Auditor in office Mr. Ichiro Sakai, in appreciation of the services rendered by them while in office, within the extent of a reasonable amount in accordance with the Company's internal regulations and that such payments be made when each of them leaves his office and the determination of the amount and the method of presentation and other particulars be left to the Board of Directors in respect of the Directors and to the mutual consultation among the Statutory Auditors in respect of the Statutory Auditors.

Proposition No. 5: Payment of bonuses to Directors

The proposition was approved and adopted as proposed that the aggregate of ¥40,450,000 as Directors' bonuses be paid to 13 Directors in office as at the end of the fiscal year under review in consideration of the business results and other factors for the year and that the determination of the actual amounts to be paid to each Director be left to the Board of Directors.

Proposition No. 6: Adoption of a defense plan against large purchase actions of the shares of the Company (takeover defense plan)

The proposition was approved and adopted in all respects as proposed.

- E N D -

It is hereby notified that as of February 22, 2008 (however, after the close of the Ordinary General Meeting of Shareholders), Director Mr. Mitsugu Ozawa assumed the office of Managing Director.

It is also notified that by resolution of the Board of Statutory Auditors after the close of this Ordinary General Meeting of Shareholders, Messrs. Yasuo Hiraguri and Norio Ikeda were elected as full-time Statutory Auditors and assumed office, respectively.

Comparison of the Articles of Incorporation before and after Amendment

(The amendments are shown by underlines.)

| Before amendment | After amendment |
| --- | --- |
| (To be newly established) | Chapter VIII. Takeover Defense Plan |
| (To be newly established) | (Adoption of takeover defense plan, etc.)<br><br>Article 47. The Company may, by resolution of the general meeting of shareholders, determine the adoption, continuation, alteration and abolition of a takeover defense plan.<br><br>2. The adoption, continuation, alteration and abolition of a takeover defense plan set forth in the preceding paragraph means that, to prevent the determination of the financial and business policy of the Company from being controlled by any inadequate person in consideration of the fundamental policy on what the person(s) should be like to control the determination of the financial and business policy of the Company, the Company, with regard to any action of purchasing shares and other rights to be issued by the Company, specifies procedures to be followed by any person engaging in such any action and adopts any defense measure against any person in violation of such procedures, and continues, alters or abolishes the implementation thereof. |
| (To be newly established) | (Organ to determine free allocation of stock acquisition rights, etc.)<br><br>Article 48. In accordance with the procedures stipulated in the takeover defense plan as provided for in the preceding Article, the Company may, by resolution of the Board of Directors, or by resolution of the general meeting of shareholders or by resolution of the Board of Directors upon authorization by resolution of the general meeting of shareholders, make a free allocation of stock acquisition rights and an allocation of stock acquisition rights offered for subscription. |

END